Alan D. Halperin (AH-8432)
Robert D. Raicht (RR-2370)
Debra J. Cohen (DC-7245)
HALPERIN BATTAGLIA RAICHT, LLP
Counsel to the Debtor and Debtor-in-Possession
555 Madison Avenue, 9th Floor
New York, New York 10022
(212) 765-9100

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
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In re:                                                                                                         Chapter 11
U.S. WIRELESS DATA, INC.,                                                             Case No. 04-12075 (RDD)

Debtor.

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AMENDED DISCLOSURE STATEMENT TO ACCOMPANY
PLAN OF REORGANIZATION PURSUANT
TO §1125 OF THE BANKRUPTCY CODE

     U.S. Wireless Data, Inc. (the “Debtor”), the debtor and debtor-in-possession herein, respectfully submits this amended disclosure statement (the “Disclosure Statement”) pursuant to §1125 of the Bankruptcy Code to accompany its amended plan of reorganization dated November 4, 2004 (the “Plan”), which has been filed with the United States Bankruptcy Court for the Southern District of New York. Capitalized terms contained in this Disclosure Statement, which are not otherwise defined herein, shall have the meaning ascribed to such terms in the Plan.

I.

Description of the Disclosure Statement

     The purpose of this Disclosure Statement is to provide creditors and stockholders of the Debtor with adequate information to enable them to make an informed judgment concerning the Plan. The Plan is the document that contains the exclusive and final statement of the rights of the Debtor, its creditors, equity holders and other interested parties, and sets forth what (if anything) each of those groups will receive and how they will receive it. It is strongly recommended that the Plan be read in its entirety. The Disclosure Statement is not a substitute for reading the Plan in full, as the Disclosure Statement simply describes the Plan, and provides information about the Debtor and the Case. If the Bankruptcy Court confirms the Plan, it will become binding on the Debtor, all creditors, equity holders and other interested parties.

     NO REPRESENTATIONS EXCEPT THOSE CONTAINED IN THIS DISCLOSURE STATEMENT SHOULD BE RELIED UPON BY YOU IN EVALUATING THE PLAN. ANY SUCH ADDITIONAL REPRESENTATIONS SHOULD BE REPORTED TO COUNSEL FOR THE DEBTOR, WHO IN TURN SHALL PROVIDE SUCH INFORMATION TO THE BANKRUPTCY COURT FOR SUCH ACTION AS THE BANKRUPTCY COURT MAY DEEM APPROPRIATE. THE INFORMATION CONTAINED HEREIN, INCLUDING, WITHOUT LIMITATION, ALL FINANCIAL INFORMATION, HAS NOT BEEN SUBJECT TO AUDIT. THE DEBTOR IS UNABLE TO WARRANT AND REPRESENT THE ACCURACY OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT, ALTHOUGH GREAT EFFORT HAS BEEN MADE TO ENSURE ITS ACCURACY. IF THERE ARE INCONSISTENCIES BETWEEN THE PLAN AND THIS DISCLOSURE STATEMENT, THE PLAN IS CONTROLLING.

     Creditors and equity holders whose Claims or Interests are impaired have the right to vote to accept or reject the Plan. Generally speaking, a Claim or Interest is impaired if the Plan alters the legal, contractual or equitable rights of the holder of the Claim or Interest. A Class of creditors accepts the Plan when creditors holding two-thirds in amount of such class and more than one-half in number of the Claims in such class who actually cast their ballots votes to accept the Plan. A Class of Interests accepts the Plan when Interests holding two-thirds in amount of such class who actually cast their ballots vote to accept the Plan.

     In these Cases, the Plan contains five (5) Classes of Claims and three (3) Classes of Interests, including one (1) Class of options and warrants. The Plan impairs all holders of Claims and Interests, except for Class 1a, Class 1b and Class 2 Claims.. The Plan provides that holders of Claims in Classes 3 and 4 and Interests in Classes 5, 6 and 7 are impaired in that the Plan alters the legal, contractual and equitable rights of the holders of such Claims and Interests. Class 1a, Class 1b and Class 2 Claims are not impaired under the Plan and are conclusively presumed to have accepted the Plan under §1126(f) of the Bankruptcy Code. Class 7 is impaired and is conclusively presumed to have rejected the Plan under 11 U.S.C. §1126(g) of the Bankruptcy Code. Accordingly, votes on the Plan will be solicited from Class 3 and 4 Claims and 5 and 6 Interests only.

     The following materials are included with this Disclosure Statement:

1.	A copy of the Plan;

2.

  A copy of an order approving the Disclosure Statement (the “Disclosure Statement Order”), which states: (a) the date by which objections to confirmation of the Plan must be served and filed, (b) the date of the hearing in the Bankruptcy Court to consider confirmation of the Plan, and (c) other relevant information; and

3.	A Ballot for holders of Claims in Classes 3 and 4, and Interests in Classes 5 and 6 under the Plan.

     This Disclosure Statement was approved by the Bankruptcy Court by the Disclosure Statement Order on November 5, 2004 after notice and hearing pursuant to section 1125 of the Bankruptcy Code. The Bankruptcy Court found that the information contained herein is of the kind, and is sufficiently detailed, to enable a hypothetical, reasonable investor typical of the class being solicited to make an informed judgment concerning the Plan. HOWEVER, THE BANKRUPTCY COURT HAS NOT CONFIRMED THE PLAN, NOR IS THIS DISCLOSURE STATEMENT OR THE DISCLOSURE STATEMENT ORDER TO BE CONSTRUED AS APPROVAL OR ENDORSEMENT OF THE PLAN BY THE BANKRUPTCY COURT.

     As stated in the Disclosure Statement Order, the Bankruptcy Court has scheduled a hearing to consider Confirmation of the Plan for December 21, 2004 at 10:00 a.m. Holders of Claims and Interests and other parties in interest may attend this hearing. Objections to confirmation of the Plan, if any, must be in writing and filed with the Bankruptcy Court and served, so as to be received no later than 4:30 p.m. on December 16, 2004, upon all of the following parties:

Halperin Battaglia Raicht, LLP
Counsel to the Debtor
555 Madison Avenue - 9th Floor
New York, New York 10022
Attn: Alan D. Halperin, Esq.
           Robert D. Raicht, Esq.

Office of the United States Trustee
33 Whitehall Street
New York, New York 10004
Attn: Hollie Elkins, Esq.

     The following is a description of the assets, liabilities and affairs of the Debtor, a description and analysis of the Plan, and an analysis of alternatives to the Plan.

II.

Background

The Debtor’s Organization and Businesses

     The Debtor was incorporated in the state of Colorado on July 30, 1991 and was reincorporated in the state of Delaware on October 6, 2000. The Company’s $0.01 par value common stock was traded in the over-the-counter market and quoted on the OTC Electronic Bulletin Board under the symbol USWE.OB, and is currently traded in the “pink sheets”, under the symbol USWE.PK.

     The Debtor’s operations included its New York City headquarters and Palmer Lake Colorado network and data operating center, customer care and technical development center.

     The Debtor was engaged in the business of providing wireless transaction delivery and gateway services to the payments processing industry through a business known as “Synapse”. Prior to 1998, the Debtor was in the hardware business, manufacturing wireless point of sale (“POS”) terminals. It exited that business in 1998 and re-engineered itself as a middleware, added-value enabler of wireless card transactions. In 1999, the Debtor launched the Synapse wireless platform and transaction gateway, a revolutionary integrated software platform that enables merchants (i.e., any entity that accepts card payments) to send payment transactions (credit and debit cards, government Electronic Benefits Transfer cards, loyalty and stored value cards) without a dial-up telephone. Generally, it is a faster and cheaper process than using landlines (traditional wired telephone lines).

     In 2000, the Debtor entered into an agreement with AT&T Wireless pursuant to which AT&T Wireless was to provide CDPD wireless services to the Debtor. In reliance upon that agreement the Debtor purchased substantially all of the assets, and assumed certain liabilities, of Cellgate Technologies, LLC. Shortly after the completion of the Cellgate Acquisition, AT&T Wireless announced that it was going to launch a new GPRS network. AT&T Wireless also later announced that it was going to decommission its CDPD network. The Debtor was materially harmed by AT&T Wireless’s decision to launch a GPRS network and to decommission its CDPD network and by AT&T Wireless’s failure to advise Debtor prior to the Cellgate Acquisition that it was considering those decisions. The Debtor attempted but was unable to resolve its claims for damages with AT&T Wireless without litigation. Accordingly, on February 20, 2004 the Debtor commenced an arbitration against AT&T Wireless before the American Arbitration Association (the “AT&T Action”). By the action, the Debtor seeks judgment against AT&T Wireless for an amount in excess of $12 million. The AT&T Action is still pending.

     In addition, the Debtor provided services to or on behalf of customers deploying vending equipment, including, but not limited to, the design, testing and manufacturing of vending equipment, the communications with and support of the financial and telemetric processing of data from customers’ vending equipment, including all installation, training and settlement material from the location of the vending machine through to the customer’s processor(s) and the activation, input and reporting services provided in conjunction with such services (collectively, the “Vending Operations”).

Events Leading to the Commencement of the Case

     Prior to the Petition Date, the Debtor partially financed its business through a factoring arrangement with Platinum Funding Corp. (“Platinum”). The Debtor’s obligations to Platinum were secured by all of the Debtor’s assets.

     Also, prior to the Petition Date, the Debtor financed its business through a $2.75 million bridge loan (the “Bridge Loan”) made by Brascan Financial Corporation (“Brascan”), a subsidiary of the Toronto, Canada-based Brascan Corporation. The Bridge Loan was secured by a lien upon and security interest in all of the Debtor’s assets. As part of the transaction, Platinum contractually subordinated its lien upon the Debtor’s assets (other than Accounts Receivable) to Brascan’s liens to the extent of $3,500,000. In connection with the Bridge Loan, Brascan received a warrant on September 16, 2003 exercisable for 10 million shares of the Debtor’s common stock at $.15 per share (the “Bridge Loan Warrant”). The Bridge Loan Warrant became exercisable on December 31, 2003 and will expire in September 2008.

     In the fall of 2003, Brascan and the Debtor contemplated entering into an equity financing transaction that was never consummated.

     As of January 31, 2004, the Debtor was not in compliance with the minimum net worth requirement set forth in the Bridge Loan documents and was in technical default under several provisions of the Bridge Loan. Nonetheless, Brascan continued to extend the balance of the remaining unadvanced amounts under the Bridge Loan to the Debtor. As of January 31, 2004, the Debtor had drawn down the full amount of the $2.75 million Bridge Loan commitment.

     The Debtor’s businesses were not generating sufficient revenue to survive, and the Debtor was in dire financial condition. As of the Petition Date, the Debtor had incurred significant losses and negative cash flow from operations. As of February 29, 2004, it had an accumulated deficit of approximately $146 million and its principal source of liquidity was approximately $43,000 in cash and cash equivalents.

     The Debtor’s management took extensive action to reduce overhead and rationalize the businesses, which included drastic cost cutting measures, which included, inter alia, the voluntary reduction of management salaries. In the months prior to the Petition Date, the Debtor pursued various avenues to enable the business to continue in operation. These efforts included meetings with a number of entities to explore a strategic investment in the company and/or an acquisition of all or a portion of the Debtor’s assets and businesses. Several parties undertook due diligence, but none of them expressed a willingness to invest in the company. With no alternative, the Debtor determined to affect the sale of the Synapse and Vending Businesses. Further, the Debtor determined that any such asset sale should be effected through a chapter 11 filing so that the asset sales would be subject to higher and better offers, thereby maximizing the prospects for recovery.

     In the weeks leading up to the bankruptcy the Debtor reached agreements in principle with NBS Synapse Corporation (“NBS”), an affiliate of Brascan, for the purchase of the Synapse Business (the “Synapse APA”), and Sani Operating Co., LLC (“Sani”) (the only entity that had made an offer for the Vending Business) for the purchase of the Vending Business (the “Vending APA”). Following the selection of stalking horse bidders, the Debtor engaged in extensive, round the clock negotiations to craft asset purchase agreements and related documents with each stalking horse bidder that accommodated, inter alia, the interests and needs of the Debtor and its Estate and the buyers, the interplay of the sales with existing secured debt, necessary post-petition financing, inter-buyer issues relating to intellectual property rights, and various services and sub-lease agreements for a relationship going forward. Both buyers indicated their desire to effect the sales pursuant to a chapter 11 process.

     The Synapse Business sale contemplated the sale of substantially all of the assets related to the Synapse Business and intellectual property necessary for both the Synapse and Vending Businesses, free and clear of all liens, claims and encumbrances, but subject to perpetual and irrevocable licenses in favor of the buyer of the Vending Business, in exchange a gross purchase price of $2,850,000 plus approximately $2,150,000 in payment “credits” that could be used for payment of Synapse services necessary to operate the Vending Business. The Synapse APA also contemplated that the Debtor would pay up to $250,000 of cure costs on assumed executory contracts, with NBS paying any balance and receiving an administrative claim against the Debtor for such amounts.

     The Vending Business sale contemplated the sale of substantially all of the assets related to the Vending Business free and clear of all liens, claims and encumbrances and certain irrevocable licenses of intellectual property to Sani in exchange for $1,600,000 in cash and/or forgiveness of secured debt related to a debtor-in-possession loan provided by Sani (see below). It was not believed that there would be any cure costs with respect to the limited number of contracts to be assumed and assigned in connection with the sale of the Vending Business. Additionally, certain fees due under the proposed DIP Loan Agreement (see below) would be forgiven to the extent there were not sufficient funds in the Estate to pay them. At the time the agreement was negotiated, Sani was the only entity that was willing to propose a bid for the Vending Business, and it was willing to provide a very substantial post-petition loan that the Debtor desperately needed. The mere negotiation of the asset purchase agreements themselves would not, however, have been sufficient as the Debtor required sufficient funding to carry it through closing on these sales. To that end, while negotiating the sale of its businesses, the Debtor also engaged in extensive negotiations with Sani, Brascan and Platinum concerning financing. Negotiations ultimately culminated in a credit agreement and related agreements (the “DIP Loan Agreement”) with Sani, under which Sani agreed to advance to the Debtor up to an aggregate principal amount of $1,700,000 for the payment of expenses in accordance with an agreed upon budget in connection with a chapter 11 filing and the prosecution of the asset sales in the chapter 11.

     As a principal of Sani was the uncle of the CEO’s spouse, the CEO was excluded from negotiations of the sale of the Vending Business to Sani and the DIP Loan Agreement, and he also was excluded from board decisions on these issues. Further, this relationship was disclosed at the inception of the Case in multiple pleadings filed with the Bankruptcy Court, as well as on the record of hearings before the Court.

     The proposed DIP Loan Agreement was effectively an accommodation to enable the Debtor to fund its operations through the date of simultaneous bankruptcy asset sales of the Debtor’s Synapse and Vending Businesses, the latter to Sani, subject to higher and better offers. The DIP Loan Agreement was heavily negotiated and extremely complex as it required precise intercreditor agreements with two other secured creditors, a parsing of collateral interests and various intellectual property rights, and had to work in synchronicity with the Debtor’s agreements to sell its two business (described in greater detail below). Further, the Debtor also reached an agreement with Platinum for Platinum to provide additional post-petition factoring to the Debtor.

     The funds under the DIP Loan Agreement, coupled with additional funds to be made available by Platinum, were anticipated to be sufficient to fund operations through the anticipated dates of the asset sales. However, the Debtor could not access funds under the DIP Loan Agreement until the case was filed and the loan was approved, and the Debtor had a funding shortfall prior to the commencement of the chapter 11 case that had to be bridged. After extensive negotiation among the Debtor, Brascan and Sani, Brascan agreed to advance an additional $250,000 under its existing loan documents, provided that the first $250,000 funded under the DIP Loan Agreement when approved would go to repay that advance. Accordingly, a precondition to Brascan’s release of liens necessary to enable Sani to take a first priority lien on the Vending Business’s assets, and hence make the loan, was the repayment of the $250,000 advance.

     The parties continued to work diligently and, upon the completion of all of the sale documents with Sani and NBS, as well as the DIP Loan Agreement and the post-petition factoring documents with Platinum, the Debtor filed for chapter 11 relief.

III.

The Chapter 11 Case

Filing the Case

     The Debtor filed a petition for reorganization under chapter11 of the Bankruptcy Code on March 26, 2004 and was continued in the management and operation of its businesses and properties as a debtor-in-possession pursuant to §§1107 and 1108 of the Bankruptcy Code. No trustee or examiner was appointed in this Case, and an Official Committee of Unsecured Creditors of the Debtor (the “Committee”) was never formed.

First Day Orders

     Following the commencement of the Case, the Debtor sought entry of certain administrative orders to facilitate the company’s smooth transition into chapter 11. The orders entered by the Bankruptcy Court included (a) order authorizing the Debtor to retain Halperin & Associates, as bankruptcy counsel for the Debtor, (b) order authorizing the retention of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. as special counsel to the Debtor, (c) order authorizing the retention of Kramer Levin Naftalis & Frankel, LLP as litigation counsel in connection with the AT&T Action; (d) order authorizing the Debtor’s continued use of existing business forms and records and authorizing maintenance of certain bank accounts, and (e) order authorizing the Debtor to honor vacation and personal/sick leave days of its employees. The Debtor also filed other motions as the case developed to facilitate the smooth administration of the case, such as: (f) a motion to extend the time to assume or reject real property leases, (g) a motion to extend the exclusive period in which to file a plan; and (h) a motion to retain Cohen & Schaeffer, P.C., as tax accountants to the Debtor. As detailed below, there were also other more complicated motions filed with this Court.

The DIP Financing Facility

     As at the Petition Date, the Debtor had no unencumbered assets or credit available to fund their business operations, and required additional monies to fund operations during the pendency of the Case. Without funding from a third party lender, the Debtor would not have been able to operate its businesses pending the sale of its assets at auction, placing its businesses in grave jeopardy, undermining their value and all but ruining any chance for a successful sale process. Recognizing this, Brascan and Platinum agreed to subordinate their liens upon the Vending Business to enable the Debtor to enter into the DIP Loan Agreement with Sani.

     The DIP Loan Agreement provided for the accrual of interest on all advances at the rate of six percent (6%) per annum, and was to be collateralized by a first priority lien on the assets constituting the Vending Business, and a second priority lien on all other assets, subject to limited carve-outs. Sani was also to be granted a super-priority claim, having priority over any and all expenses and claims in the Case, also subject to limited carve-outs. The DIP Loan Agreement was to terminate at the earlier of (a) the Maturity Date, (as defined in the DIP Loan Agreement), (b) the closing date of the sale agreement with respect to the Vending Assets, (c) termination of the Sani sale agreement with respect to the Vending Assets, or (d) the acceleration of the loans made under the DIP Loan Agreement and termination of the commitment under the DIP Loan Agreement in accordance with its terms.

     As noted above, the loan was essentially an accommodation to the Debtor to enable it to fund operations through a sale of its assets. Sani was willing to make this accommodation inasmuch as it intended to purchase the Vending Business. Accordingly, the DIP Loan Agreement and related court orders contemplated that in the event another entity was declared the successful bidder for the Vending Assets, that entity would be required to repay all sums due to Sani under the DIP Loan Agreement and step into Sani’s shoes as post-petition lender.

     Following notice and a hearing, by orders dated March 30, 2004 and April 15, 2004 (the “DIP Financing Orders”), the Bankruptcy Court approved the DIP Financing Facility on an interim and final basis, including the repayment of the $250,000 advanced by Brascan prior to the commencement of the Case.

     Throughout the course of the case, the Debtor’s borrowed a total principal amount of $1,700,000 which, together with interest and other fees and charges due under the DIP Loan Agreement was repaid shortly after the auction of the Debtor’s assets.

The Factoring Facility

     Based upon its projections, the Debtor recognized that its DIP Loan Agreement would likely not provide sufficient liquidity at certain times to satisfy its financing needs through the course of the chapter 11 case. Further, the Debtor needed a cushion in the event real events did not track its projections. Accordingly, the Debtor negotiated a post-petition factoring agreement with Platinum. Upon filing the Case, the Debtor simultaneously sought entry of an emergency order approving an agreement under section 364 of the Bankruptcy Code pending the interim hearing to avoid immediate irreparable harm to the Estate, and scheduling interim and final hearings on the Debtor’s motion to approve a post-petition factoring agreement (the “Factoring Agreement”). The principal terms of the proposed Factoring Agreement contemplated that: (a) Platinum would advance seventy (70%) percent of the face amount of the accounts receivable purchased and remit that balance upon collection of the invoice, subject to chargebacks by the account debtor and Platinum’s fees; (b) Platinum was to own the factored receivables outright, and would be granted a valid, perfected and enforceable first priority security interest in and lien on: (i) all of the Debtor’s accounts, and (ii) all other assets and property of the Debtor, subject to certain limited exceptions and excluding the certain assets subject to existing inter-creditor agreements; and (c) all of the Debtor’s obligations to Platinum under the Factoring Agreement would constitute administrative expense claims, subject to certain limited exceptions.

     By Orders dated March 30, 2004 and April 15, 2004, the Bankruptcy Court approved the Factoring Agreement. The Debtor factored approximately $616,000 in total under the Factoring Agreement during the chapter 11 case. As of the date hereof, all amounts due to Platinum have been repaid in full or repurchased by the Debtor, and Platinum’s claims have been satisfied in full.

The Asset Sales

     As noted above, the Debtor realized it could not continue its business as it lacked the necessary financing to do so, and determined to sell those businesses in order to preserve them as going concerns. Further, the Debtor determined to affect these sales through bankruptcy auctions in order to subject them to a competitive bidding process and thereby maximize the prospects for both creditor and shareholder recovery. To that end the Debtor solicited offers and negotiated asset purchase agreements for both the Vending Business and the Synapse Business prior to the commencement of the Case.

     Simultaneously with the filing of the Case, the Debtor filed pleadings with the Bankruptcy Court seeking approval of both asset purchase agreements subject to higher and better bids. By Order dated March 31, 2004, the Bankruptcy Court: (a) set April 15, 2004 as the hearing date to consider bidding procedures and break-up fees in connection with both sales (the “Procedures Hearing”); (b) set May 11, 2004 for the auction sales and hearings to approve same (the “Auction” and “Sale Hearing”, respectively); (c) set objection deadlines of (i) April 13, 2004 for objections to the bid procedures and break-up fees, (ii) May 5, 2004 for cure claim objections, and (iii) May 6, 2004 as the deadline for objections to the sales; (d) approved the form of notice of the sales and related dates; and (e) established the service requirements for the motion papers and the notice of the sales.

     Following the service of the notice, numerous parties began to contact the Debtor and its counsel about the asset sales, and management continued to solicit interest from potential purchasers. Confidentiality agreements were provided to a total of nine (9) entities other than the stalking horse bidders, and due diligence visits were scheduled both in New York and at the Debtor’s Colorado facility.

     Prior to the Procedures Hearing, USA Technologies Inc. (“USA Tech”), a competitor of the Debtor’s Vending Business, filed an objection to the bid procedures and the break-up fee. USA Tech asserted that it was interested in bidding on the Vending Business. Prior to the Petition Date, USA Tech had filed a lawsuit against the Debtor alleging infringement of intellectual property rights. The Debtor believed that the suit was wholly without merit and disputed the allegations. Further, the Debtor did not believed USA Tech was genuinely interested in bidding, rather, the Debtor believe that USA Tech was interested in conducting due diligence to gain access to sensitive data and/or gain free discovery in connection with its lawsuit.

     Efforts to resolve the USA Tech objection prior to the hearing were unsuccessful. The matter was argued at the Procedures Hearing and, other than a modest reduction of the Sani break-up fee, the USA Tech objection was overruled. Further, while the Debtor had no objection to USA Tech conducting due diligence and participating in the sale process per se, it was established on the record that USA Tech would not be granted access to sensitive materials or materials related to its pending litigation. The Court’s Orders approving the bidding procedures also confirmed the due date of May 6, 2004 as the deadline for competing bids.

     Due diligence progressed with various interested parties and on May 6, 2004, the Debtor received one competing bid for the Synapse Business (from TNS), and two competing bids for the Vending Business (from TNS and USA Tech). The Debtor reviewed these bids and discussed them with each of the bidders to better understand each bid and to prepare for the Auction and Sale Hearing.

     Prior to the Sale Hearing, three responsive pleadings were timely filed. PepsiCo, Inc. filed an objection to the sale of the Vending Business seeking adequate assurance of future performance from both a monetary and operational perspective. AT&T Wireless and Cingular Wireless filed cure claims. Prior to the Sale Hearing, the Debtor reconciled the pre-petition balances due AT&T Wireless and Cingular Wireless. AT&T Wireless also raised concerns that its contract was being assigned twice. This, however, was a misreading of the pleadings by AT&T Wireless as its contract was only proposed to be assigned to the Synapse buyer. No other objections or cure claims were filed.

     The Auction was conducted on May 11, 2004 in the Bankruptcy Court. The Synapse Business was sold first and, after spirited bidding, TNS was declared the successful bidder for the Synapse business for a gross purchase price of $6,000,000. Thereafter the Vending Assets were auctioned and, after spirited bidding, TNS emerged as the successful bidder for the Vending Business as well for a gross purchase price of $3,700,000.

     Immediately following the Auction, the Bankruptcy Court conducted the Sale Hearing. The results of the Auction were placed on the record as well as the agreements reached with respect to the two cure claim pleadings filed by AT&T Wireless and Cingular Wireless. A consensual resolution could not be achieved with PepsiCo, Inc. regarding its adequate protection objection. Accordingly, the Debtor and TNS pressed forward with the hearing. The Bankruptcy Court heard testimony and the argument of counsel and overruled PepsiCo’s objection. Orders approving the sale were modified to reflect the results of the Auction and Sale Hearing and were entered by the Bankruptcy Court on May 12, 2004.

     Within 24 hours of the Sale Hearing, TNS repaid all sums due to Sani under the DIP Loan Agreement and subrogated into its position as the DIP lender to the Debtor. Thereafter, the Debtor and TNS worked closely to coordinate all of the necessary logistics for closing the asset sales, and the sales closed on May 21, 2004.

Vacating the New York Premises

     The Debtor’s executive offices and principal place of business were housed in space leased at 750 Lexington Avenue, 20th Floor, New York, NY 10022 with International Plaza Associates L.P. (the “Landlord”). The Debtor’s time to assume or reject the lease for the Premises was set to expire on May 25, 2004, and the Debtor obtained a Court order extending the time to assume or reject through May 31, 2004.

     Following the closing of the asset sales to TNS, TNS and the Debtor were coordinating the removal of assets purchased by TNS from the New York premises on a May 28, 2004 move date. The Debtor did ultimately vacate the Premises on May 28, 2004, although it was a struggle to do so as the Landlord interposed obstacles and threats to the move-out, and even denied access to the elevators for a time as the mover was preparing to commence the removal of property from the premises.

     The Debtor believed that the Landlord’s actions constituted violations of the automatic stay. The Landlord’s eleventh hour histrionics required the intervention of counsel in order to avoid the risk of a breach with the TNS. Despite warnings that the Landlord was violating the stay by interfering with the move-out, the Landlord did not relent until it extracted accommodations and concessions it was not entitled to, and the Estate incurred costs and expenses that it should not have had to incur. The Debtor reserved all rights with respect to such stay violations and improper conduct.

     Thereafter, in June 2004 the Landlord filed a motion seeking relief from the automatic stay ostensibly in order to draw down on a letter of credit issued as collateral to the Landlord. The pleadings contained several misrepresentations regarding the factual background of the lease and the Debtor’s occupancy as well as amounts due and when the Debtor paid them. Accordingly, the Debtor objected to the motion on various ground including the fact that it misrepresented certain facts, and that it was an unnecessary motion seeking both declaratory relief and certain improper factual findings. At a hearing on June 29, 2004, the Bankruptcy Court heard argument of counsel and denied the Landlord’s motion.

     The Debtor is now subletting much smaller, more economical space on a month to month basis, which will enable it to wind down the Case and terminate its rental obligations once all matters have been concluded.

Key Employee Retention Plan

     During the early stages of the Case, four critical members of the Debtor’s management were called upon to work extensively to bring the Case to successful conclusion. Among other things they were charged with managing due diligence, negotiating with interested parties, managing cash flow and expenditures, maintaining the employee base, assisting with the Auction and Sale Hearing, reviewing and assisting with the voluminous documents generated in connection with the asset sales and the bankruptcy process generally and, closing the sales. These individuals expended a considerable amount of time and energy beyond their normal duties to maximize the prospects of success for the auction. This same four-person management team was also responsible for overseeing the day-to-day operations of the Debtor, as well as managing the increased workload generated by the chapter 11 process.

     Notwithstanding the extreme demands placed upon them, there was no concomitant benefit to the Debtor’s management team. The four individuals were not likely to be retained by the buyer(s), yet their extra duties effectively prevented them from making any meaningful efforts to find new employment. Accordingly, the Debtor moved the Court for approval of a key employee retention program. The retention amount was $55,000 per executive and to be able to participate, the executive had to remain in the Debtor’s employ through the end of May 2004 to ensure that they were there through closing of the proposed asset sales.

     By Order dated May 5, 2005, the Bankruptcy Court approved the Key Employee Retention Program.

Bar Date

     In Order to fix the universe of claims against the Estate, the Debtor requested that the Bankruptcy Court establish a date in this Case as the last date to file both proofs of claim and proofs of preferred equity interests. By Order dated June 29, 2004 the Bankruptcy Court established August 9, 2004 as the bar date (the “Bar Date”), and September 23, 2004 as the governmental bar date in the Case.

     The Bar Date has passed and the Debtor is in the process of reviewing claims that have been filed, comparing them against the schedules and reconciling the differences.

Debtor’s Operations in the Chapter 11 Case

     Through the date of closing on the sale of its businesses, the Debtor operated its businesses from funds received under the Factoring Agreement, the DIP Loan Agreement and receipts from the normal course of operations. Following the closing of the Asset Sales, the Debtor funded a much more modest budget from the proceeds of sale. The Debtor continued to operate in the ordinary course of business and paid all post-petition obligations as and when due in accordance with their terms. Annexed as Exhibit “B” hereto is a Summary of the Debtor’s Operations during the chapter 11 Case.

IV.

Description of the Plan

     The Plan is a mechanism for the reorganization of the Debtor’s corporate entity, the liquidation of any remaining assets, and the distribution of cash and equity available to the Estate. The Plan provides for the treatment of all classes of Claims and Interests, and distributions to holders of all Allowed Claims and Interests will come primarily from the proceeds of the sale of the Debtor’s assets. Additional funds will be provided by Trinad Capital, the Plan Sponsor, concurrently with the effectiveness of the Plan. The Reorganized Debtor will issue an aggregate of 7% of its common stock to the holders of Interests upon the effectiveness of the Plan. Lastly, additional funds may ultimately be available from any Causes of Action.

     The Plan is organized into Articles. Article I contains the definitions and rules of interpretation of terms used in the Plan. Article II provides for the method of payment of Claims that need not be classified pursuant to §1123(a)(1) of the Bankruptcy Code: Administrative Claims and Priority Tax Claims. Article III designates the Classes of Claims and Interests that must be classified pursuant to §1123(a)(1) of the Bankruptcy Code, and Article IV specifies the treatment of such Classes of Claims and Interests. Article V describes the means by which the provisions of the Plan will be implemented and the mechanism by which distributions will be made to Claimants. Article VI describes the procedures for resolving and treating Disputed Claims and Interests. Article VII provides for the treatment of all executory contracts and unexpired leases under the Plan. Article VIII provides for a discharge and an injunction against taking certain further actions against the Debtor, Article IX contains miscellaneous provisions regarding the Plan. Finally, Article X provides for the Bankruptcy Court’s retention of jurisdiction over the Case for specified purposes.

Definitions

     The definitions in Article I are of two types: (a) terms of art in bankruptcy practice, and (b) shorthand labels or references to a name or concept that would otherwise take longer to express. With respect to the first type, every effort has been made to make such definitions correspond to the definitions used in the Bankruptcy Code, the Bankruptcy Rules or general bankruptcy practice. Definitions such as “Claim” and “Interests” are examples of definitions in the first category. The definition of “Debtor” is an example of definitions in the latter category.

Treatment of Administrative Claims and Priority Tax Claims

     Article II provides for payment of Administrative Claims and Priority Tax Claims, which are not required to be classified under section 1123(a)(1) of the Bankruptcy Code. Holders of Allowed Administrative Claims shall be paid in full in Cash on the Effective Date or pursuant to the terms of payment applicable to such Administrative Claim, or as otherwise agreed to between the Debtor and the respective Claimant. Administrative Claims are the costs and expenses incurred during the Case, including ordinary costs incurred in the operation of the Debtor’s businesses and Professional Fees. There are also fees payable to the United States Trustee pursuant to 28 U.S.C. §1930 which are also a non-classified type of claim. The Debtor shall pay all outstanding amounts due to the United States Trustee upon confirmation and through the Effective Date, and after the Effective Date, the Trust shall be liable for and pay the fees of the United States Trustee pursuant to 28 U.S.C. §1930(a)(6) until the entry of a final decree in this case, or until the case is converted or dismissed. The costs of operating the Debtor’s businesses during the Case will continue to be paid in the ordinary course of business according to regular business terms. The payment of Professional Fees can only be made after the Bankruptcy Court has allowed such fees upon application of each respective Professional Person.

     The Professional Persons consist of (a) Halperin Battaglia Raicht, LLP, counsel to the Debtor, (b) Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., special counsel to the Debtor, (c) Kramer Levin Naftalis & Frankel, LLP, litigation counsel to the Debtor, and (d) Cohen & Schaeffer, P.C., accountants to the Debtor. It is estimated that Professional Fees, net of pre-petition retainers, will aggregate approximately $650,000 for services rendered in the administration of the Case through confirmation. Fees payable to the United States Trustee will be paid as they become due from the Liquidation Trust.

     Priority Tax Claims consist of Claims for withholding tax, sales tax and unemployment insurance tax obligations to federal, state and local taxing units. The Schedules indicate that Priority Tax Claims aggregate $4,126.00 as of the Petition Date. Total Priority Tax Claims as filed aggregate $144,147. The Debtor intends to assert objections, where appropriate, to overstated claims. Under the Plan, Allowed Priority Tax Claims will be (a) be paid in Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Claim or, (b) deferred monthly Cash payments, together with interest at the then current federal or state statutory rate (as the case may be), commencing with the Effective Date, over a six (6) year period after the date of assessment of such claim, of a value, as of the Effective Date, equal to the Allowed Amount of such Priority Tax Claim.

Classification and Treatment of Claims and Interests

     Article III of the Plan divides all Claims against and Interests in the Debtor into Classes and Article IV of the Plan provides for the treatment of such Classes of Claims and Interests. The Classes consist of Claims and Interests, rather than creditors or shareholders, because one creditor or shareholder may hold more than one kind of Claim or Interest, and section 1122 of the Bankruptcy Code requires that certain kinds of Claims and Interests be given certain treatment. Where a class of Claims is to receive interest under the Plan, it shall receive post-petition interest at the annual rate of 2.1%, the approximate current rate on a one year treasury bill rate. The classification and the treatment of the Classes and Interests is summarized herein as follows:

     The Class 1a Claims consist of the Brascan Claim, which is unimpaired under the Plan. As of the Petition Date, the Debtor believed Brascan held a claim in the amount of $3,000,000, repayment of which was secured by senior liens in the Synapse Business assets, and junior liens in all of the Debtor’s other assets. Upon approval of the DIP Loan, $250,000 of this Claim was repaid, and the balance was repaid following the closing of the sale of the Synapse Business to TNS. However, Brascan asserted claims for additional monies allegedly due under Brascan’s pre-petition loan agreement. Brascan filed a proof of claim asserting a secured claim in the amount of $230,763.54. The Debtor does not question whether any such Claim would be secured, but does question the validity of such Claim and currently intends to challenge it. The Plan provides that, if the Brascan Claim is Allowed, Brascan shall receive Distributions under the Plan in cash in an amount equal to the Allowed Amount of the Brascan Claim, with post-petition interest (to the extent not already included in its claim), in full and final settlement, satisfaction, discharge and release of the Class 1a Claims.

     The Class 1b Claims consist of the Other Secured Claims, which are not impaired under the Plan. The Other Secured Claims consist of Claims (other than the Brascan Claim) that are purportedly secured by liens and security interests in the Debtor’s assets. The Debtor does not believe there are any such claims other than the claim of Varilease Corporation, an equipment financier. The Other Secured Claims shall be satisfied in full by the surrender of such collateral to the holder of the Other Secured Claim to the extent of the Allowed Amount of such Claim, provided, however, that the treatment under the Plan shall be subject to the rights of any holder of a prior lien upon, and security interest in, said collateral. To the extent the value of the collateral securing such Secured Claim is less than the Allowed Amount, any such deficiency shall be entitled to treatment as a Class 3 Claim (unsecured) under the Plan.

     Class 2 consists of all Priority Claims, which are unimpaired under the Plan. Priority Claims consist of wage or wage related Claims described in §507(a)(3) and (4) of the Bankruptcy Code, which are afforded priority only to the extent of $4,650 for each holder of such a Claim. To the extent any wage claim exceeds $4,650, such excess will be treated as a Class 3 Claim. Class 2 Claims will be satisfied, settled and discharged by payment of 100% of the Allowed Amount of such Claims, without interest, on the later of the Effective Date or on the date such Claims become Allowed. As previously noted, the Bankruptcy Court authorized the Debtor to pay pre-petition wages and benefits, and to honor vacation and personal/sick leave days of their employees in the ordinary course of business. There are currently $39,288.88 in scheduled and filed priority wage Claims. However, the Debtor believes that all such Claims have been paid, or honored by TNS when it acquired the Debtor’s assets, that there are no such Claims remaining, and that any Claims filed as Class 2 Claims are misclassified. The Debtor is currently reviewing the filed claims that assert priority status and will object to any claims that are either overstated and/or misclassified.

     Class 3 consists of Unsecured Claims. Class 3 Claims are impaired under the Plan. As soon following the Effective Date as is practical, the holders of Allowed Unsecured Claims will receive Pro Rata Distributions of available Cash on a Pro Rata basis after payment of all Administrative, Priority, and Allowed Class 1a, Class 1b and Class 2 Claims and appropriate reserves are set aside. Thereafter, supplemental Pro Rata distributions shall be made to the Holders of Allowed Class 3 Claims to the extent the Liquidation Trustee determines that sufficient additional funds have become available to warrant a supplemental distribution, until all Allowed Class 3 Claims have been paid in full, with post-petition interest at the annual rate of 2.1%. There are currently approximately $3,200,000 in scheduled or filed Unsecured Claims, and there are several as yet unliquidated unsecured claims. In addition, Varilease has a filed a claim of $828,981 which was secured by certain equipment. However, the Debtor believes that the claim is largely undersecured. Accordingly, the other secured claims pool will likely decrease and the unsecured pool will likely increase in excess of $800,000. The Debtor believes that a substantial portion of the liquidated Claims will ultimately be expunged because: (a) they have been paid in connection with the assumption and assignment of executory contracts to TNS; (b) the holders of such Claims did not file claims timely under the cure claims bar date, and/or the general case bar date (as applicable); or (c) the Claims are otherwise subject to dispute or the Debtor has defenses to them. As set forth in the liquidation analysis attached to this Plan, Unsecured Claims (including the Varilease claim) currently total approximately $3,917,288. As also detailed in the liquidation analysis, assuming available cash of approximately $3,050,143, with no reductions in claims, holders of Allowed Unsecured Claims would receive a distribution of approximately 78%. The Debtor anticipates a substantial reduction of the total claims pool, possibly by as much as $1,000,000 or more. If the Debtor is successful in reducing the claim pool by as much $1,000,000, assuming the same available cash, holders of Allowed Unsecured Claims would receive a dividend of 100% plus post-petition interest. There are certain risks and timing issues relating to recoveries, which are detailed below in the section entitled “Certain Risks Associated with the Plan”.

     Class 4 consists of Subordinated Claims. Class 4 Claims are impaired under the Plan. Class 4 Claims consist of any Claims that are subject to subordination pursuant to §510 of the Bankruptcy Code. Holders of Class 4 Claims shall receive Distributions of available Cash on a Pro Rata basis after payment of all Administrative, Priority, and Allowed Class 1a, Class 1b, Class 2 and Class 3 Claims and appropriate reserves are set aside. Thereafter, supplemental Pro Rata distributions shall be made to the Holders of Allowed Class 4 Claims to the extent the Liquidation Trustee determines that sufficient additional funds have become available to warrant a supplemental distribution, until all Allowed Class 4 Claims have been paid in full, with post-petition interest at the annual rate of 2.1%. Notwithstanding the foregoing, any claims subordinated under 11 U.S.C. §510(b) shall be classified pari passu or, similarly, with the class of Interests from which such Claims arose. The Debtor does not believe there are any Subordinated Claims.

     Class 5 consists of Preferred Interests. The Class 5 Preferred Interests are impaired under the Plan. Holders of Allowed Class 5 Preferred Interests shall receive a pro rata share of 3.5% of the New Common Stock in the Reorganized Debtor. In addition, holders of Class 5 Preferred Interests shall receive Distributions of available Cash on a Pro Rata basis after payment of all Allowed Claims and appropriate reserves are set aside. Thereafter, supplemental Pro Rata distributions shall be made to the Holders of Allowed Class 5 Preferred Interests to the extent the Liquidation Trustee determines that sufficient additional funds have become available to warrant a supplemental distribution, up to the Liquidation Preference. Holders of Allowed Class 5 Preferred Interests shall receive a pro rata share of 3.5% of the New Common Stock of the Reorganized Debtor. All Class 5 Preferred Interests shall be canceled and extinguished on the Effective Date pursuant to the Plan.

     Class 6 consists of Common Interests. Class 6 includes all of the currently outstanding common stock interests in the Debtor. The Class 6 Common Interests are impaired under the Plan. Holders of Class 6 Common Interests shall receive a Pro Rata share of 3.5% of the New Common Stock of the Reorganized Debtor. All Class Common Interests shall be canceled and extinguished on the Effective Date pursuant to the Plan.

     Class 7 consists of and all warrants and options to purchase stock of the Debtor. Class 7 options and warrants are impaired under the Plan. The holders of Class 7 warrants and options shall receive no Distributions under the Plan and all Class 7 Interests shall be canceled and extinguished on the Effective Date pursuant to the Plan.

Implementation of the Plan

     The Plan contemplates that the primary source for Cash Distributions will be the proceeds of the sale of the Debtor’s businesses and the cash Contribution of Trinad Capital, the Plan Sponsor, to be provided on the Effective Date. The Plan Sponsor has no connection or other relationship with any of the Debtor’s existing management and is not an “insider” as that term is defined in the §101(31) of the Bankruptcy Code.

     The Debtor currently holds approximately $4,239,000 in Available Cash plus sale escrow to fund the Plan, and the Plan Sponsor will contribute an additional $400,000 for distribution on account of Claims and Interests in exchange for 93% of the New Common Stock to be issued under the Plan. The Plan Sponsor will also fund $100,000 to the Reorganized Debtor for general operating purposes.

     The proceeds from the asset sale and the Plan Sponsor’s contribution will be used (a) to pay costs and expenses associated with the Case, (b) to repay Allowed Administrative and Priority Tax Claims, (c) to fund Cash Distributions under the Plan, and (d) to fund the administration of the Liquidation Trust through the conclusion of the Case and complete implementation of the Plan.

The Liquidation Trust/Estate Representative

     The Plan contemplates the formation of a Liquidation Trust. On the Effective Date, the Liquidation Trust shall be established pursuant to the Liquidation Trust Agreement to take, and assume the responsibility and liability for, the following actions from and after the Effective Date: (a) receive all Cash from the Estate, (b) establish and hold the accounts and reserves, (c) make, or cause to be made, Distributions, (d) make Distributions from the Liquidation Trust pursuant to the Plan, (e) liquidate the remaining assets and receive any proceeds, (f) prosecute, settle or resolve all Disputed Claims, (h) assert, prosecute, and settle all Claims and Causes of Action that belong to the Estate and were not otherwise sold to TNS, including, without limitation, the AT&T Action and Article V avoidance actions, (i) assume responsibility for all obligations and liabilities of the Debtor under the APA, (j) take any and all actions which the Debtor under the APA is entitled to take, and (k) take any and all other actions not inconsistent with the terms of this Plan and the Liquidation Trust Agreement that are appropriate or necessary to effectuate the wind-up and liquidation of the Debtor and its Estate. The Liquidation Trust shall succeed to all privileges and rights of the Debtor, including with respect to Causes of Action (other than those transferred to TNS pursuant to the APA), and shall own and be entitled to pursue any and all Causes of Action (other than those transferred to TNS pursuant to the APA) and seek any and all legal or equitable remedies available to the Debtor. On the Effective Date, the Liquidation Trust shall be deemed to be a representative of the Debtor’s estate within the meaning of section 1123(b)(3) of the Bankruptcy Code (and a successor to the Debtor solely for such purpose) with respect to the Causes of Action (other than those transferred to TNS pursuant to the APA). The Debtor and its Estate shall transfer all remaining assets to the Liquidation Trust as of the Effective Date, except for $100,000 of the Trinad contribution, which shall be transferred to the Reorganized Debtor for operating purposes. Within two business days after the initial Distribution Date, the Liquidation Trustee shall transfer all undistributed Cash to the Liquidation Trust. The Liquidation Trust shall liquidate the remaining assets in accordance with the provisions of the Liquidation Trust Agreement.

     There shall be a Liquidation Trustee under the Liquidation Trust to manage the assets, administer the Estate post-confirmation, and conclude the Case. Alan D. Halperin, a partner of Halperin Battaglia Raicht, LLP, counsel to the Debtor, shall serve as the Liquidation Trustee.

     The powers, rights, and responsibilities of the Liquidation Trustee shall include, without limitation, the authority and responsibility to: (a) receive, manage, invest, supervise, and protect trust assets; (b) pay taxes or other obligations incurred by the trust, including, without limitation, the compensation of the Estate Representative; (c) retain and compensate, without further order of the Bankruptcy Court, the services of professionals and consultants to advise and assist in the administration, prosecution and distribution of trust assets; (d) calculate and implement distributions of trust assets; (e) assist the Estate Representative to prosecute, compromise, and settle, in accordance with the specific terms of that agreement, all Disputed Claims and Causes of Action vested in the Liquidation Trust; and (f) pay Professional Fees of professionals retained in the Case and Allowed pursuant to any order of the Court, whether such Professional Fees were incurred before or after the Effective Date. Other rights and duties of the Liquidation Trustee shall be set forth in the Liquidation Trust Agreement. The Liquidation Trustee shall be entitled to retain professionals and consultants to assist him in discharging his duties. The Liquidation Trustee shall be bonded for the funds held in the Trust, and such bond shall be cancelable on 30 days notice to the United States Trustee.

     Except as otherwise ordered by the Bankruptcy Court or specifically provided for in the Plan, the amount of any fees and expenses incurred by the Liquidation Trust on or after the Effective Date (including, without limitation, taxes) and any compensation and expense reimbursement claims (including, without limitation, reasonable fees and expenses of counsel) of the Liquidation Trust arising out of the liquidation of the remaining assets and the Debtor, the making of Distributions under the Plan, and the performance of any other duties given to it shall be paid in accordance with the Liquidation Trust Agreement.

     The Liquidation Trust shall terminate no later than the fifth (5th) anniversary of the Effective Date; provided, that on or prior to the date that is three (3) months prior to such termination, the Bankruptcy Court, upon motion by a party in interest, may extend the term of the Liquidation Trust if it is necessary to the liquidation of the Liquidation Trust assets. Multiple extensions of the Liquidation Trust term may be obtained so long as Bankruptcy Court approval is obtained as provided in the prior sentence.

     The Plan also contemplates the establishment of an Estate Representative to assist in connection with the administration of the Estate and moving the Case toward conclusion. Charles I. Leone, the Debtor’s Executive Vice President and Chief Administrative Officer shall serve as the Estate Representative.

Plan Distributions and Claim Reconciliation

     All known assets of the Estate will be transferred to the Liquidation Trust, except for $100,000 of the Trinad contribution, which shall be transferred to the Reorganized Debtor for operating purposes. All Distributions to Claimants and all cash distributions to Interest holders pursuant to the Plan will be paid from funds and assets transferred by the Debtor, and contributed by the Plan Sponsor, to the Liquidation Trust. The Liquidation Trustee will make all Cash Distributions to the holders of Allowed Administrative, Priority Tax, Class 1, Class 2, Class 3, Class 4, Class 5 and Class 6 Claims and Interests under (and in accordance with) the Plan. Funds will, however, be held in reserve by the Liquidation Trustee to fund post-confirmation administration of the Liquidation Trust and to fund the pending litigation with AT&T Wireless. Accordingly, not all funds will be distributed on the Effective Date. In the event that the Debtor is successful in the AT&T Wireless litigation, additional funds will be available for distribution under the Plan. All other Distributions under the Plan, including Distributions of New Common Stock to the holders of Class 5 and 6 Interests, shall be made by the Reorganized Debtor’s stock transfer agent, and shall be overseen by the Estate Representative. On the Effective Date, the Reorganized Debtor will deliver to the Liquidation Trustee the $400,000 contribution for distribution under the Plan and evidence of the reservation by the Reorganized Debtor of New Common Stock in an amount sufficient to make the Distributions to holders of Allowed Preferred and Common Interests under the Plan. The Reorganized Debtor, in consultation with the Estate Representative and the Liquidation Trustee, will make (or cause to be made) one or more Distributions of the New Common Stock to the holders of Class 5 and 6 Interests, subject to appropriate reserves for Disputed Interests, and will make a final Distribution of the New Common Stock in accordance with the Plan as soon as practical following the conclusion of the claim and interest reconciliation process. The Distributions and other treatment afforded holders of Claims and Interests under this Plan will be the only payments received by the holders of Claims against and Interests in the Debtor. As soon as practical following the Confirmation Date, the Reorganized Debtor, in consultation with the Estate Representative and the Liquidation Trustee, will prepare Distribution schedules with respect to each Class of Interests to receive New Common Stock, and the Liquidation Trustee (in consultation with the Estate Representative) will prepare Distribution schedules with respect to each Class of Claims to receive Cash under the Plan.

     The Debtor reserves the right, within the first 180 days following the Confirmation Date, or during such additional time requested for cause shown and authorized by Order of the Bankruptcy Court, to object to any and all Claims and Interests. The Liquidation Trustee will be responsible for asserting objections to Claims and Interests, if appropriate. Any fees and expenses incurred in connection with the reconciliation of Claims or Interests, or other post-confirmation administration of the Estate shall be satisfied from the assets transferred to the Liquidation Trust. Unless otherwise ordered by the Bankruptcy Court, or agreed to by written stipulation approved by a Final Order, or until the objection thereto is withdrawn, the Liquidation Trustee may litigate the merits of each Disputed Claim or Interest until determined by Final Order. Any Claim for which no objection has been filed within the time fixed therefor will be deemed an Allowed Claim in such amount as is set forth in a proof of claim filed with the Bankruptcy Court, or if no proof of claim is filed, as listed in the Schedules and not identified as disputed, contingent or unliquidated as to amount. Any Interest for which no objection has been filed within the time fixed therefor will be deemed an Allowed Interest in such amount as is set forth in a proof of interest filed with the Bankruptcy Court, or if no proof of interest is filed, as listed in the record of the Transfer Agent on the Record Date.

     Unclaimed Cash Distributions (including Distributions made by checks which fail to be negotiated) will be retained by the Liquidation Trust and held in trust for the beneficial holders of Allowed Claims and Interests entitled thereto for a period of 90 days after the Distribution Date. Unclaimed New Common Stock Distributions will be retained by the Reorganized Debtor and/or its transfer agent and held in trust for the beneficial holders of Allowed Interests entitled thereto for a period of 90 days after the Distribution Date. Any Distribution remaining unclaimed 90 days after the Distribution Date will be canceled (by a stop payment order or otherwise) and the Claim(s) or Interests relating to such Distributions(s) will be deemed forfeited and expunged and the holder of such Claim or Interest will be removed from the Distribution schedules and shall receive no further Distributions under this Plan. Any and all canceled Distributions will be redistributed in accordance with the Plan.

Avoidance Actions and Recoveries

     All avoidance actions under Article V of the Bankruptcy Code are fully preserved and will be retained by the Liquidation Trust. Under the Plan, the Liquidation Trustee will have the authority to assert, prosecute, and settle all Claims pursuant to the §§510, 541 through 551, and 553 of the Bankruptcy Code through and including the earlier of the date the Case is closed or the last date by which such claims may be asserted pursuant to the Bankruptcy Code.

     The Debtor has conducted an analysis of the Debtor’ pre-petition transactions and does not believe there exist any preferential or fraudulent transfers recoverable by the Estate under sections 544, 547 or 548 of the Bankruptcy Code. With respect to transfers to creditors made within the 90 days prior to the Petition Date, the nature and extent of such transfers are small in number and amount and the Debtor believes that the vast majority, if not all, of such payments would be subject to valid defenses. There were no transfers to “insiders” (as that term is defined in §101(32) of the Bankruptcy Code) within the one year period prior to the Petition Date, other than regular salary to current management paid in the ordinary course of business.

     In addition, the Debtor has conducted an examination of Brascan’s claims against the estate. The analysis included a review of the loan documents, security agreements and filings under the Uniform Commercial Code evidencing these Secured Claims. Based upon its investigation, the Debtor believes that Brascan held valid, enforceable, perfected and non-avoidable Secured Claims against the Estate. However, the Debtor also believes that it has already repaid the total amounts due to Brascan and that the Brascan Claim is, therefore, not a valid Claim. However, to the extent the Brascan Claim is determined to be valid, the Debtor acknowledges that it is a Secured Claim.

The Plan Sponsor

     Trinad Capital, L.P. (“Trinad” or the “Plan Sponsor”), is a hedge fund dedicated to investing in micro-cap public companies. Among other things, periodically, Trinad will acquire controlling interests in micro-cap companies with failing or minimal operating businesses, assist the companies to raise financing and using the financed public vehicle to make acquisitions of companies with substantial operations. For example, Trinad was instrumental in the acquisition by Connectivcorp of Majesco, a video game company which recently announced it expects sales in excess of $100 million and earnings in excess of $10 million. Trinad was also instrumental in introducing post-merger Connectivcorp to an investment bank, which raised $25,000,000 in February 2004. More recently, Trinad acquired control of Amalgamated Technologies, Inc., and $5.5 million was subsequently raised by Amalgamated. Amalgamated is currently seeking a suitable merger candidate. The funds invested in Amalgamated reflect Trinad’s success in the Majesco situation.

     Trinad intends to raise capital to make USWD a more attractive acquisition vehicle, and then seek a suitable merger candidate. Trinad has identified USWD as an attractive vehicle because: (a) USWD is a relatively clean company (i.e., it has provided extensive and comprehensive reporting to the public via SEC filings and other releases); (b) USWD is a fairly broadly held public company; (c) it has positive tax attributes; and (d) the confirmation process was not expected to be contentious as creditors are likely to recover most if not all of the Claims, and a distribution could be provided for shareholders.

     Trinad is in the process of exploring opportunities for merger, but has not identified anyone at this juncture. In the event Trinad does identify a merger candidate prior to confirmation of the Plan, Trinad will make appropriate disclosure of such candidate.

     Trinad believes that the $100,000 capitalization of the Reorganized Debtor will be more than sufficient to satisfy all monetary needs of the Reorganized Debtor for at least one year. Trinad has the financial wherewithal and intent to fund the Reorganized Debtor’s financial needs beyond the first year to the extent necessary. Trinad’s schedule 13D filed with the Securities Exchange Commission (the “SEC”) in connection with the acquisition of a controlling interest in Amalgamated is attached hereto as Exhibit C.

Post-Confirmation Management of the Reorganized Debtor

     After the Effective Date, it is expected that Robert Ellin and Jay Wolf will be the members of the Reorganized Debtor’s board of directors. Robert Ellin shall serve as the Reorganized Debtor’s Chief Executive Officer, Jay Wolf shall serve as the Reorganized Debtor’s Chief Operating Officer, and Barry Riegenstein (shall serve as the Reorganized Debtor’s Chief Financial Officer.

     Robert S. Ellin is a Managing Member of Trinad Capital LP, the Plan Sponsor, which is a hedge fund dedicated to investing in micro-cap public companies. Prior to joining Trinad Capital LP Mr. Ellin was the founder and President of Atlantis Equities, Inc., a personal investment company. Founded in 1990, Atlantis has actively managed an investment portfolio of small capitalization public company as well as select private company investments. Mr. Ellin frequently played an active role in Atlantis investee companies including Board representation, management selection, corporate finance and other advisory services. Through Atlantis and related companies Mr. Ellin spearheaded investments into ThQ, Inc. (OTC:THQI), Grand Toys (OTC: GRIN), Forward Industries, Inc. (OTC: FORD) and completed a Leveraged buyout of S&S Industries, Inc. where he also served as President from 1996 to 1998. Prior to founding Atlantis Equities, Mr. Ellin worked in Institutional Sales at LF Rothschild and prior to that he was the Manager of Retail Operations at Lombard Securities. Mr. Ellin received a Bachelor of Arts from Pace University.

     Jay A. Wolf is a Managing Director of Trinad Capital LP. Mr. Wolf has nine years of investment and operations experience in a broad range of industries. Mr. Wolf’s investment experience includes senior and subordinated debt, private equity, mergers & acquisitions and public equity investments. Prior to joining Trinad Capital LP, Mr. Wolf served as the Vice President of Corporate Development for a marketing communications firm where he was responsible for the company’s acquisition program. Prior to that he worked at CCFL Ltd. a Toronto based merchant bank in the Senior Debt Department and subsequently for Trillium Growth Capital the firm’s venture capital Fund. Mr. Wolf received a Bachelor of Arts from Dalhousie University.

     Mr. Regenstein has over 25 years of experience with 21 years of such experience in the aviation services industry. Mr. Regenstein was formerly Senior Vice President and Chief Financial Officer of Globe Ground North America (previously Hudson General Corporation), and previously served as the Corporation's Controller and as a Vice President. Prior to joining Hudson General Corporation in 1982, he had been with Coopers & Lybrand in Washington, D.C. since 1978. Mr. Regenstein is a Certified Public Accountant and received his Bachelor of Science in Accounting from the University of Maryland and an M.S. in Taxation from Long Island University.

Post-Confirmation Operations of the Reorganized Debtor

     After the Confirmation Date, the Reorganized Debtor intends to raise additional financing to make itself a more attractive merger candidate. Following the completion of such financing, the Reorganized Debtor will seek to merge with an appropriate privately held company/merger candidate. The principals of Trinad have previously consummated a similar successful transaction in the merger of Majesco Games into ConnectivCorp, which now trades under the symbol MJSH on the bulletin board. On the Effective Date, pursuant to the Plan, the Reorganized Debtor will have no debt obligations, will hold de minimis assets, will have an initial capitalization of $100,000, and will also have positive tax attributes.

Post-Confirmation Compensation to Professional Persons

     The Plan permits Professional Persons to provide professional services following the Effective Date. Such services shall be paid within five (5) Business Days after submission of a bill to (a) the Liquidation Trustee and (b) the Estate Representative, provided that the Liquidation Trustee or the Estate Representative asserts no objection to the payment within such period. If an objection is asserted and remains unresolved, the Professional Person may file an application for allowance with the Bankruptcy Court and such fees will be paid as may be fixed by the Bankruptcy Court.

Procedures for Resolving and Treating Disputed Claims

     Article VI of the Plan provides for the procedures regarding the resolution and treatment of Disputed Claims. As of the Effective Date, the Liquidation Trustee will open an interest-bearing account. When any Distribution is to be made to holders of Claims or Interests entitled to payment in Cash, the Liquidation Trustee shall deposit into the account any amount that would be distributed to the holder of a Disputed Claim or Interest if it were an Allowed Claim or Interest. Such amount deposited or recorded shall be held until entry of a Final Order determining whether the Disputed Claim or Interest, or any portion thereof, is an Allowed Claim or Interest. No Distributions shall be made on account of a Disputed Claim or Interest. As soon as practicable after a Disputed Claim or Interest becomes an Allowed Claim or Interest, (a) the Liquidation Trustee and/or (b) the Reorganized Debtor shall make the Distributions on such Allowed Claim or Interest from the appropriate reserve. Any funds or New Common Stock held in reserve on account of any Disputed Claim or Interest shall be reallocated among Allowed Claims or Interests, as the case may be, to the extent such Disputed Claim(s) or Interest(s) are not Allowed.

Assumption/Rejection of Executory Contracts

     Article VII of the Plan provides for the assumption and rejection of certain executory contracts or unexpired leases. The Plan provides that all Executory Contracts that (a) have not been assumed and assigned by the Debtor, (b) have not been rejected by the Debtor, or (c) are not currently the subject of a motion to assume such Executory Contract, shall be deemed rejected; provided, however, that the Debtor’s current Insurance Policies, to the extent not already cancelled in writing, shall be deemed assumed. Nothing in the Plan or anywhere else shall be deemed to vitiate any coverage obligation of any carrier under any policy.

     With respect to the curing of defaults under assumed contracts, contracts that have already been assumed in connection with the asset sales to TNS were subject to a cure claim bar date, and all cure claims asserted have been reconciled and paid, with the single exception of a post-petition payment due to AT&T Wireless. That amount is still being reconciled, and will be paid by the Liquidation Trust to the extent it is reconciled after the Effective Date. Cure Costs relating to any executory contract (if any) assumed after the sale to TNS, and not covered by the sale, shall be paid by the Liquidation Trust following entry of a Final Order determining the amount, if any, of the Debtor’s liability with respect thereto, or as may otherwise be agreed to by the parties. Any non-debtor party to a contract or lease deemed rejected under the Plan will be entitled to file a proof of Claim for damages with the Bankruptcy Court no later than thirty (30) days following the Confirmation Date. A copy of the proof of claim must also be delivered to counsel to the Debtor, the Liquidation Trustee, and the Estate Representative. The failure of such entity to file a proof of Claim within the period prescribed shall forever bar such entity from asserting any Claim for damages arising from the rejection of such executory contract. The filing of any such proof of Claim shall be without prejudice to any and all rights the Liquidation Trustee may have to object to the allowance thereof.

Other Provisions of the Plan

     The Plan contemplates that the Reorganized Debtor will continue to engage in business post-confirmation, and this post-confirmation business forms the basis for a recovery to Interest Holders. Therefore, Article VIII of the Plan provides that the Debtor will receive a discharge in the Case. Specifically, the Plan provides that: (a) the rights afforded in the Plan and the treatment of all Claims and Interests therein shall be in exchange for and in complete satisfaction, settlement, discharge and release of all Claims and Interests of any nature whatsoever, known or unknown; (b) on the Effective Date, all such Claims against, and Interests in, the Debtor shall be satisfied, discharged, and released in full; and (c) all persons and entities shall be precluded from asserting against the Debtor or Reorganized Debtor or their assets or properties any Claims or Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date. In addition, the Plan enjoins all Claimants and Interest holders from commencing or continuing any judicial or administrative proceeding, or employing any judicial or administrative process against the Debtor, the Reorganized Debtor or the Plan Sponsor, from interfering with the implementation and consummation of the Plan, and the payments to be made under the Plan.

     Under the Plan, the Bankruptcy Court will retain jurisdiction over the Case after the Confirmation Date and until the Case is closed for certain specific purposes. For example, the Bankruptcy Court will, among other things, (a) hear and determine all objections to Claims, (b) hear and determine any and all controversies, suits and disputes (c) hear and determine all applications for compensation by the Professionals Persons, (d) preside over any adversary proceedings, and (e) enforce the provisions of the Plan.

     Pursuant to Section 8.3 of the Plan, as of the Effective Date, the Debtor shall release all of the officers and directors of the Debtor as of the Petition Date, and the Debtor’s attorneys, accountants, and agents, acting in such capacity (collectively, the “Releasees”) and be permanently enjoined from any and all causes of action held by, assertable on behalf of or derivative from the Debtor, in any way relating to the Debtor, the Case, the Plan, negotiations regarding or concerning the Plan and the ownership, management and operation of the Debtor; provided, however, that the foregoing shall not operate as a waiver of or release from any causes of action arising out of any express contractual obligation owing by any former director, officer or employee to the Debtor or any reimbursement obligation of any former director, officer or employee with respect to a loan or advance made by the Debtor to such former director, officer or employee and is not a waiver of or release for any attorneys retained in connection with the Case from claims by their respective clients. Nothing in Section 8.3 of the Plan shall effect a release in favor of any person other than the Debtor with respect to causes of action based on willful misconduct, gross negligence, intentional fraud, breach of fiduciary duty that results in a personal profit at the expense of the Estate, and/or the knowing misuse of confidential information. Nothing in Section 8.3 of the Plan shall effect a release of any claim of the United States Government or any of its agencies or any state and local authority whatsoever, including without limitation any claim arising under the Internal Revenue Code, the environmental laws or any criminal laws of the United States or any state and local authority against the Releasees, nor shall anything in the Confirmation Order or the Plan enjoin the United States or any state or local authority from bringing any claim, suit, action or other proceedings against the Releasees for any liability whatsoever, including without limitation any claim arising under the Internal Revenue Code, the environmental laws or any criminal laws of the United States or any state and local authority. Nothing in Section 8.2 of the Plan shall limit the liability of the Debtor’s professionals to their client pursuant to DR-6-102 of the Code of Professional Responsibility.

     Pursuant to Section 8.4 of the Plan, neither the Debtor nor any of its present or former officers, directors, employees, agents, or professionals shall have or incur any liability to any holder of any Claim or Interest, and such holder shall be permanently enjoined, for any act or omission in connection with, related to, or arising out of, the Case, negotiations regarding or concerning the Plan, the confirmation of the Plan, the consummation of the Plan or the administration of the Plan or property to be distributed under the Plan, except for willful misconduct or gross negligence, intentional fraud, and/or breach of fiduciary duty that results in a personal profit at the expense of the Estate. Nothing in Section 8.4 of the Plan shall limit the liability of the Debtor’s professionals to their respective client pursuant to DR 6-102 of the Code of Professional Responsibility.

     The Debtor believes that given the significant efforts of these parties and the limited scope of the release and exculpation, the release and exculpation as contained in the Plan are reasonable and appropriate under the circumstances of the Case and the Plan.

Certain Risks Associated with the Plan

     This Disclosure Statement contains forward-looking statements. The statements relate to future events or the Reorganized Debtor’s future activities and/or performance, and involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should consider that various factors might cause the Reorganized Debtor’s actual actions and results to differ materially from any forward–looking statement.

     Among other things, the Plan contemplates the infusion of $400,000 from the Plan Sponsor, and that the Plan Sponsor will issue 7% of the New Common Stock in the Reorganized Debtor for distribution to Shareholders. The SEC and the United States Trustee (the “U.S. Trustee”) have expressed concerns about certain aspects of the Plan that the Debtor is attempting to work through with them. All parties have reserved their rights with respect to these issues. These issues are material to the Plan Sponsor and must be part of the plan approved by the Court for the Plan Sponsor to support the Plan and the reorganization. In the event they are not resolved prior to confirmation, and the SEC and/or the U.S. Trustee may object to the Plan, there will be a contested confirmation hearing. If their objections are filed, the Debtor intends to contest them vigorously. However, if their objections are filed and upheld by the Court, the Plan Sponsor will not sponsor the plan, there will be $400,000 less available for creditors, and there will be no reorganized debtor or New Common Stock to issue to shareholders.

Filing of Reports With the SEC and Limited Market for New Common Stock

     Upon consummation of the Plan, the Reorganized Debtor intends to remain a reporting company. The Debtor has not filed periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in respect of any periods subsequent to the quarter ended December 31, 2003, given its limited cash and personnel resources at the time. As the Plan contemplates that the Reorganized Debtor shall remain a reporting company, it will be required to file any such delinquent reports that have not been filed by the Debtor prior to the Effective Date.

     As a result of its failure to file periodic reports under the Exchange Act following the commencement of the chapter 11 process (and consistent with their then existent economic circumstances), the Debtor may be the subject of a revocation proceeding by the SEC, pursuant to which the SEC could revoke the registration of its common stock under the Exchange Act. If the registration of the existing common stock under the Exchange Act is revoked, no member of a national securities exchange, broker or dealer will be able to effect any transaction in, or induce the purchase or sale of, the common stock. This may have an adverse effect on the liquidity of the common stock and the prices at which it may trade, if at all. Accordingly, any recipient of New Common Stock may have to hold its shares for an indefinite period of time.

     A portion of the Distributions to holders of Allowed Interests under the Plan will be New Common Stock. The New Common Stock is being issued in reliance upon an exemption from registration and qualification requirements contained in Section 1145 of the Bankruptcy Code. Therefore, the Debtor believes that, generally speaking, parties who are not affiliates of the Debtor and who receive New Common Stock in exchange of their Claims would be legally entitled to trade such shares in a public market immediately upon issuance thereof. Note, however, that no public market exists for the New Common Stock, and the Debtor does not anticipate that any will necessarily develop in the foreseeable future. Therefore, notwithstanding the legal ability to trade the New Common Stock, any recipient should expect that it might have to hold the stock for an indefinite period of time.

Responsibilities for Securities Law Compliance

     The exemption contained in Section 1145(a) is not available to an entity that is an underwriter within the meaning of Section 1145(b) of the Code. Further, shares not received in exchange of Claims or Interests (such as New Common Stock issued to the holders of Allowed Interests), and shares held by Insiders, will not be deemed issued in a public offering and cannot be traded in a public market unless the New Common Stock is registered with the SEC and qualified under state securities laws or an exemption, other than Section 1145(a)(1), from the registration or qualification requirements is available to the recipient.

     The federal and state securities laws are complex and detailed. The description and legal status of the New Common Stock contained in this Disclosure Statement is not intended to be exhaustive. The Debtor is not aware of the particular status of each person eligible to receive New Common Stock under the Plan. Accordingly, Interestholders should not rely on the description contained herein in determining the effect of receiving New Common Stock. You are urged to consult with your own legal advisor before making any decisions with respect to the New Common Stock.

V.

Feasibility

     The Bankruptcy Code provides that a plan may be confirmed only if confirmation is not likely to be followed by liquidation or the need for further financial reorganization, unless such liquidation or reorganization is expressly provided for in the plan. In essence, this provision requires that the Bankruptcy Court find that the Debtor is capable of fulfilling its commitments under the Plan, or put simply, that the Plan is feasible. The commitments under the Plan require payment in Cash of Administrative Claims, Priority Tax Claims, the Brascan Claim, Other Secured Claims, Priority Claims, Unsecured Claims and some of the Subordinated Claims. It is submitted that the Liquidation Trust, by virtue of cash currently held by the Debtor and cash to be contributed for distribution by the Plan Sponsor, will have sufficient funds to make the required payments in accordance with the Plan. Thus, the Debtor believes that it will be able to meet its commitments under the Plan.

     THE ESTIMATED RECOVERIES, PROJECTED FINANCIAL INFORMATION AND OTHER FORWARD-LOOKING STATEMENTS, ARE BASED ON ESTIMATES AND ASSUMPTIONS. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES. FORWARD-LOOKING STATEMENTS ARE PROVIDED IN THIS DISCLOSURE STATEMENT PURSUANT TO THE SAFE HARBOR ESTABLISHED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SHOULD BE EVALUATED IN THE CONTEXT OF THE ESTIMATES, ASSUMPTIONS, UNCERTAINTIES, AND RISKS DESCRIBED HEREIN. ALL PROJECTIONS ARE ATTRIBUTABLE EXCLUSIVELY TO THE DEBTOR AND NOT TO ANY OTHER PARTY.

     The assumptions underlying the Plan contemplate levels of Allowed Claims and Interests, some of which may not materialize. It is also unclear whether there will be any recovery on account of Causes of Action, or if there is, how much that recovery will be. The Debtor believes its assumptions are reasonable. However, the results of the Claims and Interest reconciliation process, as well as the outcome of pending litigation, may not prove to be as the Debtor expects. Therefore, the actual results achieved, and the size of the distributions made, may vary, and such variations may be material and adverse.

VI.

Confirmation Notwithstanding Rejection By Voting Class Under The Plan

     Section 1129(a) of the Bankruptcy Code provides, among other things, that a plan may be confirmed only if at least one impaired class votes to accept the plan. Here, all Classes of Claims and Interests are impaired under the Plan, except for the holders of Claims in Class 1a (Brascan Claim), Class 1b (Other Secured Claims), and Class 2 (Priority Claims). It is possible that the Debtor will need to invoke the “cram down” provisions of the Bankruptcy Code. The Bankruptcy Code permits confirmation of a plan even if it is not accepted by an impaired class so long as (a) the plan otherwise satisfies the requirements for confirmation, (b) at least one impaired class of claims has accepted the plan without taking into consideration the votes of any insiders in such class, and (c) the plan is “fair and equitable” and does not “discriminate unfairly” as to any impaired class that has not accepted the plan. These so called “cramdown” provisions are set forth in section 1129(b). The Debtor submits that the Plan is “fair and equitable” and does not “discriminate unfairly” and that the treatment of all Classes of Claims and Interests satisfies the requirements for non-consensual confirmation of the Plan.

VII.

Alternative of Chapter 7 Liquidation

     The Bankruptcy Code requires that unless all impaired classes vote to accept a plan, the members of each impaired rejecting class must receive a distribution under the plan that is at least as much as the distribution they would receive if the Debtor were liquidated under chapter 7 of the Bankruptcy Code. In a liquidation under chapter 7 of the Bankruptcy Code, the Distributions will be substantially diluted by the administrative expenses of the chapter 7 trustee and his/her professionals and the distribution would be significantly delayed. Further, in the event of a conversion to chapter 7, the Plan Sponsor would not contribute $400,000 in cash and New Common Stock for distribution under the Plan, nor invest funds in the Reorganized Debtor. As evidenced by Exhibit A hereto, were the Debtor to liquidate under chapter 7 instead of reorganizing under this Plan, recoveries to impaired classes would be dramatically reduced.

VIII.

Material Federal Income Tax Considerations
Certain Federal Income Tax Consequences of the Plan

     The following discussion is a summary of certain anticipated federal income tax consequences of the transactions proposed in the Plan to the Debtor and to the holders of Claims against or Interests in the Debtor. The summary is provided for informational purposes only and is based on the Internal Revenue Code of 1986, as amended (“Tax Code”), the treasury regulations promulgated thereunder, other administrative and judicial authorities, all as in effect as of the date of this disclosure statement and all of which are subject to change, possibly with retroactive effect.

     The summary does not address all aspects of federal income taxation that may apply to a particular holder of a Claim or Interest in light of such holder’s particular facts and circumstances or to certain types of holders of Claims or Interests subject to special treatment under the Tax Code (such as financial institutions, broker-dealers, life insurance companies, tax-exempt organizations and holders who received Claims or Interests in connection with the performance of services) and also does not discuss any aspects of state, local, or foreign taxation.

     This summary assumes that each holder of a Claim holds such Claim as a capital asset and is, for U.S. federal income tax purposes, either a citizen or resident of the United States, a corporation organized under the laws of the United States or any state, an estate (other than a foreign estate as defined in Section 7701(a)(31)(A) of the Tax Code) or a trust the administration of which is subject to the primary supervision of a U.S. court and with respect to which one or more U.S. persons have the authority to control all substantial decisions.

     No ruling will be sought from the Internal Revenue Service (“IRS”) with respect to any of the tax aspects of the Plan and the Debtor has not obtained any opinion of counsel with respect to such consequences. Accordingly, each holder of a Claim or Interest is strongly urged to consult with its tax advisor regarding the federal, state, local, and foreign tax consequences of the Plan.

Federal Income Tax Consequences To the
Reorganized Debtor Discharge Of Indebtedness Income

     A corporation generally must include in its gross income the amount of any of its indebtedness that is cancelled or discharged in exchange for consideration that has a fair market value or issue price that is less than the adjusted issue price of the indebtedness. The amount a corporation is required to include in income as a result of cancellation of its indebtedness is known as cancellation of debt income (“COD income”). A corporation is not required to include COD income in its gross income for tax purposes, however, if the discharge of indebtedness occurs pursuant to a plan approved by a court in a case under the Bankruptcy Code. Instead, the amount that would have been treated as COD income if not for the bankruptcy exception must be applied to reduce certain of the corporation’s tax attributes. The tax attributes that must be reduced are, first, the corporation’s net operating loss carryovers (“NOL carryovers”), then its general business credit carryovers, its minimum tax credit carryovers, its capital loss carryovers, its basis in property, and finally its foreign tax credit carryovers.

     The consummation of the Plan may cause the Debtor to realize COD income. Under the rules described above, however, the Reorganized Debtor will not be required to include the COD income in its gross income for tax purposes, but will be required to reduce its tax attributes by the amount of COD income that was not included in its gross income. Accordingly, the Debtor expects to be required to reduce its NOL carryovers as the result of the exclusion of such COD income from their taxable income.

Possible Limitations On NOL
Carryovers And Other Tax Attributes

     The issuance of New Common Stock pursuant to the Plan is expected to result in an “ownership change” of the Reorganized Debtor for purposes of Section 382 of the Tax Code. In general, the result of an ownership change would be that a corporation’s ability to use NOL carryovers that arose in periods prior to the ownership change to offset future taxable income would be subject to an annual limitation. The annual limitation may also apply to restrict the corporation’s ability to use certain losses or deductions that are “built-in” (i.e., economically accrued but unrecognized) as of the date of the ownership change to offset taxable income in periods after the ownership change. The limitation applies in cases in which the corporation has “net unrealized built-in loss” as defined in the Tax Code. The annual limitation on a corporation’s ability to use NOL carryovers and built-in losses and deductions to offset income in periods after the ownership change is known as the “Section 382 limitation”. The Reorganized Debtor may be subject to the Section 382 limitation, in which case the limitation on the use of NOL carryovers most likely would be material.

Federal Income Tax Consequences To Claim Holders

     The Federal income tax treatment of holders of Class 1a and 1b Claims generally depends on whether such Claims are treated as “securities” for Federal income tax purposes. It is likely that the Class 1 Claims do not constitute “securities” for Federal income tax purposes, and the remainder of this summary assumes that such claims do not constitute securities.

     In general, the Plan provides that Class 1a and 1b Claims will be exchanged for Cash. As a result of such exchange, a holder of a Class 1a or 1b Claim should recognize gain (or loss) equal to the amount by which the fair market value (or, in the case of debt, the issue price) of the Class 1 Consideration received by such holder exceeds (or is less than) such holder’s tax basis in his Class 1 Claim. Such gain or loss should constitute capital gain or loss. The issue price of any debt received should equal the principal amount of such debt. To the extent any Class 1 Consideration is deemed received in respect of interest previously accrued in respect of a Class 1 Claim, a holder of such Claim would not be required to include an amount equal to the fair market value (or issue price, in the case of debt) of such Consideration in such holder’s income if such holder previously included such accrued interest in income in accordance with its method of tax accounting, but would be required to include such amount in income to the extent that such holder had not previously included such amount in income. A holder should be entitled to a deduction to the extent such holder previously included unpaid interest in income and does not receive payment in respect of such interest, although the IRS could argue that the failure to receive such a payment should result in a capital loss rather than an ordinary deduction.

     A portion of Class 2 and Class 3 Claims constitute Claims for unpaid employee compensation. Assuming that the holders of such Claims are cash-method taxpayers, such holders will be required to treat any amount received in respect of such Claims as ordinary compensation income at the time such amount is paid (including any amount withheld in respect of employment taxes). Holders of other Unsecured Claims should recognize gain (or loss) equal to the amount by which the cash received in respect of such Claims exceeds (or is less than) the tax basis of such Claims.

     Finally, holders of Subordinated Claims and Interests should recognize loss equal to their tax basis in their Claims or Interests.

Backup Withholding and Information Reporting

     Certain non-corporate holders of Subordinated Claims or Interests who receive New Common Stock upon consummation of the Plan may be subject to backup withholding, at a rate that is presently 28%, on any payment of dividends on the New Common Stock. Backup withholding will not apply, however, to a holder who (a) furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (b) provides a certification of foreign status on IRS Form W-8BEN or substantially similar form, or (c) is otherwise exempt from backup withholding. If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish the required information to the IRS.

     THE FOREGOING SUMMARY HAS BEEN PROVIDED FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS OF CLAIMS AGAINST AND INTERESTS IN THE DEBTOR ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE PLAN.

Balance of this Page Intentionally Left Blank

IX.

Conclusion

     The Debtor believes that the Plan offers fair treatment for all holders of Claims and Interests under the most favorable available terms, and strongly believes that the Plan should be confirmed. It is anticipated that the Confirmation of the Plan will occur in November 2004.

Dated: November 5, 2004

U.S. WIRELESS DATA, INC. By: /s/ Charles I. Leone Charles I. Leone Executive V.P. and Chief Administrative Officer

HALPERIN BATTAGLIA RAICHT, LLP
Counsel to U.S. WIRELESS DATA, INC.
Debtor and Debtor-In-Possession

By:/s/ Alan D. Halperin
       Alan D. Halperin (AH-8432)
       Robert D. Raicht (RR-2370)
       Debra J. Cohen (DC-7245)
555 Madison Avenue - 9th Floor
New York, New York 10022
212-765-9100